EXHIBIT 99.5

Press Release

Convening of the Shareholders Meeting

to be held on May 29, 2020

Paris, May 5, 2020 – The Board of Directors of TOTAL S.A. met on May 4, 2020, under the chairmanship of CEO Patrick Pouyanné. It reviewed the documents related to the May 29, 2020, Annual Shareholders’ Meeting, which will take place without the physical presence of shareholders, given the current state of health emergency in France.

The documents prepared by the Company for this General Meeting will be available on the Company’s website as of May 6, 2020, pursuant to the regulations in force.

The Board of Directors decided to amend the 3rd resolution related to the allocation of earnings and the declaration of dividend for the fiscal year ended December 31, 2019, set at 2.68 €/share by proposing to the shareholders an option to receive the final dividend of 0.68 €/share in shares.

In addition, the Board of Directors considered at this meeting the request to include in the Agenda of the Shareholders’ Meeting a draft resolution proposed by shareholders representing nearly 1.37% of the share capital of the Company. This draft seeks to amend an article of the by-laws related to the management report that, if adopted, would lead such report to include notably the strategy of the Company as defined by the Board to align its activities with the objectives of the Paris Climate agreement as well as the setting in absolute terms of targets for greenhouse gas emissions not only for emissions directly related to the operations the Company is responsible for, but also for indirect emissions related to the use of energy products by clients but on which the Company has no direct control.

The Board of Directors decided to include this proposed resolution, which respects the forms required by law, in the Agenda of the Combined Shareholders’ Meeting to be held on May 29, 2020, but not to recommend the approval of this resolution.

The Board of Directors emphasizes that it is fully aware of its responsibilities on environmental matters by proposing at the Shareholders’ Meeting to amend the by-laws to enshrine consideration of the social and environmental challenges involved in the Company’s activities in the duties of the Board of Directors. In this context, the Board of Directors adopted, after a productive dialogue with institutional investors – as participants in the global investor initiative Climate Action 100+1, the new climate ambition to achieve carbon neutrality by 2050. This climate ambition was the subject of a press release issued on May 5, 2020. The Board considers that it is responding largely to the objectives of the authors of the resolution and that the Group’s strategy incorporates this ambition. There is therefore no need to compel the strategic framework of the Company’s activity in the by-laws, beyond what the Board of Directors has already proposed to the Shareholders’ Meeting.

[1]	According to Total evaluation, participants to Climate Action 100+ own more than 25% of Total’s shares.

In addition, by targeting indirect greenhouse gas emissions related to the use of Total’s energy products by its clients, the resolution as drafted leads the Group to assume responsibility for these emissions, although the use of its products results from its clients’ choices, and the Company does not have the direct capacity to act on the demand. Total does not manufacture aircrafts, cars or cement, but it supplies the energy products that are used or processed by other industries to provide services or products. While Total can act on the mix of its energy products, only public policies and technical and technological changes in energy consumption – that Total supports and facilitates as part of its Climate ambition – are able to steer energy demand.

Furthermore, the Board of Directors considers that by seeking to specify the contents of the management report in the by-laws, the proposed resolution undermines the prerogatives of the Board of Directors and results in interference by the Shareholders’ Meeting in the remit of the Board of Directors in violation of the principle of division of powers between corporate bodies

Finally, at the Shareholders’ Meeting, the resolutions relating to compensation policies for the year 2020 will be submitted to the shareholders for a vote on the Chairman & CEO on one part and the members of the Board of Directors on the other. The Board informs the shareholders that in the extraordinary economic situation facing the Group, which requires a vigorous economic response from the company, the Chairman & CEO proposed that his fixed compensation be reduced by 25% from May 1 to December 31, 2020. The Board of Directors took note of this and noted that given the expected evolution of the economic criteria for the variable portion, Patrick Pouyanné’s 2020 total compensation will decrease by more than 30% compared to 2019. The members of the Board of Directors have also decided to give up 25% of their compensation for their mandate from the Annual Shareholders’ Meeting. .

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Conditions of availability of the preparatory documents:

The preliminary notice of the Shareholders’ Meeting was published in the BALO (Bulletin des annonces légales obligatoires) on March 25, 2020, and the convening notice including the modified agenda and the modified text of the proposed resolutions, will be published on May 6, 2020. The documents referred to in Article R. 225-83 of the French Commercial Code will be made available to Shareholders as from the date of the convening notice for the Meeting in accordance with applicable regulation. Shareholders holding registered shares may, up to and including the fifth day prior to the Meeting, request that the Company sends these documents to them free of charge. For shareholders holding bearer shares, the exercise of this right is subject to the provision of a certificate of registration in the accounts of the bearer shares issued by the authorized intermediary. The documents referred to in Article R. 225-73-1 of the French Commercial Code may be consulted and downloaded on the Company’s website: total.com/Investors/Annual Shareholders’ meeting/The documents of the Meeting from May 6, 2020.

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About Total:

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total Contacts:

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary note:

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.